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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25               000-26756
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            NOTIFICATION OF LATE FILING                   SEC FILE NUMBER



                   (Check One):



[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] 11-K  [ ] Form 10-Q and
                          Form 10-QSB  [ ] Form N-SAR

         For Period Ended:    March 31, 1999
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         [X] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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         Read Attached Instruction Sheet Before Preparing Form.  Please Print
     or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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     Full Name of Registrant       Geographics, Inc.

     Former Name if Applicable
                                   1555 Odell Road, P.O. Box 1750
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     Address of Principal Executive Office (Street and Number)
                                   Blaine, Washington 98231
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         City, State and Zip Code
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PART II--RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)





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[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
   Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule
   12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

    The Company has not yet filed its Annual Report on Form 10-K for the year ended March 31, 1999 for the following reasons:

    1. On April 16, 1999, the Company held its first meeting of shareholders (the "Special Meeting") in over two years. At the Special Meeting, the Company elected three new directors and appointed a new executive officer. Subsequent to the Special Meeting, the Company experienced significant turnover within its accounting and finance department, including the loss of its controller. Further, at the time of the Special Meeting, the Company's former management had not yet engaged an accounting firm to conduct the audit for the fiscal year ended March 31, 1999.

    2. As a result of the management turnover, together with the delay by former management in engaging the Company's auditors, it was not possible to complete the Company's Annual Report for the fiscal year ended March 31, 1999 within the prescribed time period without unreasonable effort or expense. The Company anticipates filing its Annual Report on Form 10-K on or around June 30, 1999.

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PART IV--OTHER INFORMATION
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   (1)    Name and telephone number of person to contact in regard to this notification
             James  L. Dorman                     (360)           332-6711
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                (Name)                         (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company previously reported a net loss from continuing operations of $3,096,106, or $0.31 per share, for the year ended March 31, 1999 versus a net loss from continuing operations of $9,622,709, or $1.00 per share, for the year ended March 31, 1998. Net income was $1,440,474 or $0.15 per share, for the year, which included a gain on the sale of the Company's former sign and lettering business of $5,607,580, versus a net loss of $8,649,618, or $0.90 per share, for the prior year. Net sales for the year were $19,237,062 versus $19,976,290 for the prior year.

                               Geographics, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 29, 1999             By   /s/ James  L. Dorman
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                                         Chief Executive Officer